200 Clarendon Street
Boston, Massachusetts 02116
Tel: +1.617.948.6000 Fax: +1.617.948.6001 www.lw.com
FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
January 10, 2025	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Silicon Valley
	Hong Kong	Singapore
	Houston	Tel Aviv
	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid

VIA EDGAR AND ELECTRONIC MAIL

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Jason Drory

   Chris Edwards

   Tracie Mariner

   Lynn Dicker

Re:	Metsera, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted December 12, 2024

CIK No. 0002040807

To the addressees set forth above:

We are in receipt of the letter dated December 26, 2024 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced confidential draft Amendment No. 1 to Draft Registration Statement. We are responding to the Staff’s comments on behalf of Metsera, Inc. (“Metsera” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”) responding to the Staff’s comments and updating its disclosures in the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

January 10, 2025

Amendment No. 1 to Draft Registration Statement on Form S-1

Our Approach, page 4

1.

We note your response to prior comment 8, including your disclosure that the work was “initially led by Professor Stephen R. Bloom at his lab at Imperial College London,” and reissue. Please revise your disclosure here to clarify how you acquired your proprietary MINT peptide library or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 128 of the Registration Statement.

2.

We note your response to prior comment 9 and reissue in part. In addition to disclosing your belief of their potential results when you state your belief that they may extend the duration of exposure to NuSH analog peptides, please revise your disclosure in your summary section to explain what prodrugs and antibody peptide conjugates are.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 9, 128 and 132 of the Registration Statement.

Our Pipeline and Programs, page 6

3.

We note your response to prior comment 11 and reissue in part. Please revise your pipeline table to qualify your statement regarding the next anticipated milestone with respect to the MET-097i + MET-233i combination program. In this regard, we note that sufficient safety might not be established in the MET-233i Phase 1 trial.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 130 and 147 of the Registration Statement.

Summary Risk Factors, page 10

4.	We note your response to prior comment 4 and reissue in part. Please revise your summary risk factor to disclose that you are currently conducting trials outside of the United States.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 31 of the Registration Statement.

*********

January 10, 2025

Any comments or questions regarding the foregoing should be directed to the undersigned at (617) 948-6060. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Peter N. Handrinos
Peter N. Handrinos of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Christopher Whitten Bernard, Chief Executive Officer, Metsera, Inc.

B. Shayne Kennedy, Latham & Watkins LLP

J. Ross McAloon, Latham & Watkins LLP

Rachael Bushey, Goodwin Procter LLP

William D. Collins, Goodwin Procter LLP

Adam V. Johnson, Goodwin Procter LLP